Exhibit 1
EXECUTION VERSION
AGREEMENT
THIS AGREEMENT (the "Agreement"), dated this 24th day of June, 2016, is by and between Berkshire Hills Bancorp, Inc. ("Berkshire"), and Martin Tuchman, an individual (the "Shareholder").
RECITALS
WHEREAS, Berkshire and the Shareholder have agreed that it is in their mutual interests to enter into this Agreement, pursuant to the Agreement and Plan of Merger by and among Berkshire Hills Bancorp, Inc., Berkshire Bank and First Choice Bank, dated as of June 24, 2016 (the "Merger Agreement"); and
WHEREAS, as an inducement to enter into the Merger Agreement, Shareholder agrees to the terms and conditions of this Agreement.
NOW THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, and intending to be legally bound hereby, the parties hereto agree as follows:
1. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Berkshire, as follows:
(a) The Shareholder has fully disclosed in Exhibit A to this Agreement (i) the total number of shares of common stock of First Choice Bank, a New Jersey commercial bank, par value $5.00 per share; and (ii) the total number of Series A convertible preferred stock, par value $2.00 per share, Series B convertible preferred stock, par value $2.00 per share, Series C convertible preferred stock, par value $2.00 per share, Series D convertible preferred stock, par value $2.00 per share, and Series E convertible preferred stock, par value $2.00 per share (collectively "FCB Stock"), for which the Shareholder is the owner; and has sole voting authority over the FCB Stock;
(b) The Shareholder has full power and authority to enter into and perform his obligations under this Agreement. This Agreement constitutes a valid and binding obligation of the Shareholder and the performance of its terms will not constitute a violation of any agreement or any instrument to which the Shareholder is a party; and
2. Representations and Warranties of Berkshire.
Berkshire hereby represents and warrants to the Shareholder that Berkshire has full power and authority to enter into and perform its obligations under this Agreement and that the execution and delivery of this Agreement by Berkshire has been duly authorized by the Board of Directors of Berkshire. This Agreement constitutes a valid and binding obligation of Berkshire and the performance of its terms will not constitute a violation of any agreement or instrument to which Berkshire is a party; and

3. Covenants.
(a) During the term of this Agreement, the Shareholder covenants and agrees not to do the following, directly or indirectly, alone or in concert with any affiliate, other group or other person:
 (i) without Berkshire's prior written consent (which shall not be unreasonably withheld) and Berkshire's review of the Shareholder's proposed transfer of such shares; directly or indirectly, sell, transfer or otherwise dispose of any interest in the Shareholder's shares of FCB Stock or shares of Berkshire Hills common stock, par value $0.01 per share ("Berkshire Hills Common Stock"); additionally, any proposed sale by Shareholder of Berkshire Hills Common Stock shall first be offered to Berkshire Hills, which shall have five (5) business days following the date Shareholder first presents in writing the terms of such proposed sale to Berkshire Hills, to accept such offer. Notwithstanding the first sentence of this subsection, Shareholder may sell up to 150,000 shares of Berkshire Hills Common Stock on a monthly basis without Berkshire's prior review and written consent solely to the extent those shares of Berkshire Hills Common Stock are sold through a registered broker-dealer on the open market and not through privately negotiated transactions;
 (ii) (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of a majority of the assets of, or other business combination involving, or a tender or exchange offer for securities of, Berkshire or any material portion of Berkshire's business or assets or any type of transaction that would result in a change in control of Berkshire (any such transaction described in this clause (A) is a "Company Transaction" and any proposal or other action seeking to effect a Company Transaction as described in this clause (A) is defined as a "Company Transaction Proposal"), (B) seek to exercise any control or influence over the management of Berkshire or the Board of Directors of Berkshire or any of the businesses, operations or policies of Berkshire, (C) present to Berkshire, its shareholders or any third party any proposal constituting or that could reasonably be expected to result in a Company Transaction, or (D) seek to effect a change in control of Berkshire;
 (iii) initiate, request, induce, encourage or attempt to induce or give encouragement (publicly or otherwise) to any other person to initiate any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;
 (iv) solicit proxies or written consents or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents, or otherwise become a "participant" in a "solicitation," or assist any "participant" in a "solicitation" (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in opposition to any recommendation or proposal of Berkshire's Board of Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Berkshire Hills Common Stock, or execute any written consent in lieu of a meeting of the holders of the Berkshire Hills Common Stock or grant a proxy with respect to the voting of the capital stock of Berkshire to any person or entity other than the Board of Directors of Berkshire;
 (v) initiate, propose, submit, encourage or otherwise solicit shareholders of Berkshire for the approval of one or more shareholder proposals or induce or attempt to induce any other person to initiate any shareholder proposal, or seek election to, or seek to place a representative or other affiliate of Shareholder on, Berkshire's Board of Directors or seek removal of any member of Berkshire's Board of Directors or any executive officer of Berkshire;

 (vi) form, join in or in any other way (including by deposit of Berkshire's capital stock), participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to Berkshire Hills Common Stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Berkshire Hills Common Stock;
 (vii) (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by Berkshire's Board of Directors to a vote of Berkshire's shareholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of shareholders in connection with), or make any statement in favor of, any proposal submitted to a vote of Berkshire's shareholders that is opposed by Berkshire's Board of Directors;
 (viii) vote for any proposal or any individual for election to the Board of Directors of Berkshire, other than those proposals or nominations supported by Berkshire's Board of Directors;
 (ix) except in connection with the enforcement of this Agreement, initiate or participate, by encouragement or otherwise, in any litigation against Berkshire or its respective officers and directors, or in any derivative litigation on behalf of Berkshire, except for testimony which may be required by law;
 (x) advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement.
(b) During the term of this Agreement, the Shareholder agrees not to disparage Berkshire or any of its directors (including shareholders supported by Berkshire's Board of Directors), officers or employees in any public or quasi-public forum, and Berkshire agrees not to disparage the Shareholder in any public or quasi-public forum.
(c) During the term of this Agreement, at any Annual or Special Meeting of Shareholders of Berkshire, the Shareholder covenants and agrees to vote all the shares of Berkshire Hills Common Stock owned by him in favor of the nominees for election or re- election as directors of Berkshire selected by the Board of Directors of Berkshire and otherwise support such director candidates; vote in favor of any proposal which the Board of Directors of Berkshire recommends a vote in favor to its shareholders; and vote against any proposal which the Board of Directors of Berkshire recommends a vote against to its shareholders.
4. Notice of Breach and Remedies.
The parties expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.
The Shareholder expressly agrees that he will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by Berkshire unless and until Berkshire is given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If Berkshire seeks relief in court, the Shareholder irrevocably stipulates that any failure to perform by the Shareholder or any assertion by the Shareholder that he is excused from performing their obligations under this Agreement because it would cause Berkshire irreparable harm, then Berkshire shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Shareholder shall not deny or contest that such circumstances would cause Berkshire irreparable harm. If, after such thirty (30) business day period, Berkshire has not either reasonably cured such material breach or obtained relief in court, the Shareholder may terminate this Agreement by delivery of written notice to Berkshire.

Berkshire expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Shareholder unless and until the Shareholder is given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If the Shareholder seeks relief in court, Berkshire irrevocably stipulates that any failure to perform by Berkshire or any assertion by Berkshire that it is excused from performing its obligations under this Agreement because it would cause the Shareholder irreparable harm, then the Shareholder shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that Berkshire shall not deny or contest that such circumstances would cause the Shareholder irreparable harm. If, after such thirty (30) business day period, the Shareholder has not either reasonably cured such material breach or obtained relief in court, Berkshire may terminate this Agreement by delivery of written notice to the Shareholder.
5. Term. This Agreement shall be effective upon the execution of the Agreement, and will remain in effect for a period from the Closing Date of the Merger Agreement, as such term is defined in the Merger Agreement, until the earlier of such time that Shareholder beneficially owns no shares of Berkshire Hills Common Stock for a period of 90 consecutive trading days or 36 months.
6. Publicity. Shareholder acknowledges that Berkshire may be required to disclose the existence and terms of this Agreement pursuant to securities and banking laws. In addition, during the term of this Agreement, the Shareholder shall provide to Berkshire for Berkshire's prior review and approval any disclosure proposed to be made by Shareholder concerning this Agreement
7. Notices. All notices, communications and deliveries required or permitted by this Agreement shall be made in writing signed by the party making the same, shall specify the section of this Agreement pursuant to which it is given or being made and shall be deemed given or made (a) on the date delivered if delivered by telecopy, by facsimile or in person, (b) on the third Business Day after it is mailed if mailed by registered or certified mail (return receipt' requested) (with postage and other fees prepaid) or (c) on the day after it is delivered, prepaid, to an overnight express delivery service that confirms to the sender delivery on such day, as follows:
Shareholder:	Martin Tuchman 4422 Route 27, Building A PO Box 582 Kingston, NJ 08528
Berkshire Hills Bancorp, Inc.	Michael P. Daly Chief Executive Officer Berkshire Hills Bancorp, Inc. 24 North Street Pittsfield, Massachusetts 01201
With a copy to:
Wm. Gordon Prescott
Senior Vice President and General Counsel
Berkshire Hills Bancorp, Inc.
24 North Street
 Pittsfield, Massachusetts 01201

Lawrence Spaccasi, Esq.
Mare Levy, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
 Washington, DC 20015

8. Governing Law and Choice of Forum. Unless applicable federal law or regulation is deemed controlling, Delaware law shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in the United States District Court for the District of Massachusetts or, if there is no basis for federal jurisdiction, in the Massachusetts Superior Court. The Shareholder agrees that the United States District Court for the District of Massachusetts and the Massachusetts Superior Court may exercise personal jurisdiction over him in any such actions.
9. Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
10. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided, this Agreement shall not inure to the benefit of, be enforceable by or create any right or cause of action in any person, including any Shareholder of Berkshire, other than the parties to the Agreement.
11. Amendments. This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by all of the parties.
12. Definitions. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:
(a) The term "acquire" means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.
(b) The term "acting in concert" means (i) knowing participation in a joint activity or conscious parallel action towards a common goal, whether or not pursuant to an express agreement, or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.
(c) The term "affiliate" means, with respect to any person, a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such other person.
(d) The term "change in control" denotes circumstances under which: (i) any person or group becomes the owner of shares of capital stock of Berkshire representing 25% or more of the total number of votes that may be cast for the election of the Board of Directors of Berkshire, (ii) the persons who were directors of Berkshire cease to be a majority of the Board of Directors, in connection with any tender or exchange offer (other than an offer by Berkshire), merger or other business combination, sale of assets or contested election, or combination of the foregoing, or (iii) shareholders of Berkshire approve a transaction pursuant to which substantially all of the assets of Berkshire will be sold.

(e) The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.
(f) The term "group" has the meaning as defined in Section 13(d)(3) of the Exchange Act.
(g) The term "person" includes an individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of Berkshire.
(h) The term "transfer" means, directly or indirectly, to sell, gift, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Berkshire Bills Common Stock or any interest in any Berkshire Bills Common Stock; provided, however, that a merger or consolidation in which Berkshire is a constituent corporation shall not be deemed to be the transfer of any common stock owned by the Shareholder.
(i) The term "vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a shareholder on any matter.
13. Termination. This Agreement shall cease, terminate and have no further force and effect upon the expiration of the term as set forth in Section 5, unless earlier terminated pursuant to Section 4 or Section 5 hereof or by mutual written agreement of the parties.
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IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned and is effective as of the day and year first above written.
BERKSHIRE HILLS BANCORP, INC.

By:	/s/Sean A. Gray
Sean A. Gray
Senior Executive Vice President

SHAREHOLDER

By:	/s/Martin Tuchman
Martin Tuchman

[Signature Page for Standstill Agreement]

EXHIBIT A
Martin Tuchman- First Choice Bank			Common Shares
Common Shares			776,786*

Preferred Shares:	Conversion Price	Face Value	Common Shares upon conversion
Series A–June 2010	$10.00	$5,293,000	529,300
Series B–December 2010	$10.00	$14,038,000	1,403,800
Series C–December 2011	$11.53	$5,091,000	441,544
Series D–September 2012	$14.00	$7,859,000	561,357
Series E–August 2014	$15.90	$11,854,000	745,535
Total Preferred Shares		$44,135,000	3,681,536

Total Common Shares			4,458,322
* Includes 100,000 common shares owned by The Tuchman Foundation, Inc.